April 30, 2007

Jim Peklenk
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549


RE:      SKYEPHARMA PLC
         FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005
         FILED JUNE 30, 2006
         FILE NO. 000-29860

Dear Mr Peklenk,

Thank you for your letter dated March 30, 2007 setting forth supplemental comments of the Staff of the Commission (the "Staff") relating to our Form 20-F for the fiscal year ended December 31, 2005 (the "2005 Form 20-F").

In several of our responses below, we have agreed to change or supplement the disclosures in our filings. We are doing so in the spirit of cooperation with the Staff and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. All of the disclosures revised in response to the Staff's comments will be reflected in any future filing. In light of this, we believe that it will not be necessary to file an amendment to the 2005 Form 20-F.

To facilitate the Staff's review, in this letter we are responding to the supplemental comments dated March 30, 2007. The headings and page numbers below correspond to the headings set forth in the supplemental comment letter. The Staff's supplemental comments are highlighted in bold below followed by the company's responses.

         SUPPLEMENTAL COMMENT 1.

         ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS, PAGE 48 OPERATING RESULTS, PAGE 52
         RESULTS, PAGE 56

         WE HAVE THE FOLLOWING SUPPLEMENTAL COMMENTS TO YOUR RESPONSE TO COMMENT ONE REGARDING YOUR PRESENTATION OF NON-GAAP FINANCIAL MEASURES. WE CONTINUE TO REFER YOU TO ITEM 10(E) OF REGULATION S-K AND STAFF'S "FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES" (HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/FAQS/NONGAAPFAQ.HTM.):
         A) REGARDING THE PRESENTATION OF EBITDA AS "AN ACCEPTABLE ALTERNATIVE MEASURE...," WE NOTE THAT YOU ARE USING THIS AS A PERFORMANCE MEASURE AS OPPOSED TO A LIQUIDITY MEASURE, REFER TO FAS 10. WE

              REFER YOU TO FAQ 15 WHICH STATES "BECAUSE EBIT AND EBITDA EXCLUDE RECURRING CHARGES, COMPANIES SHOULD CONSIDER THE ANSWER TO QUESTION 8 IF THEY INTEND TO USE EBIT OR EBITDA AS A PERFORMANCE MEASURE." SINCE IT APPEARS YOU "IMPAIRMENTS" ARE HISTORICALLY RECURRING TELL US HOW YOU JUSTIFY USE OF THIS PERFORMANCE MEASURE UNDER FAQ 8 AND PROVIDE, IN DISCLOSURE TYPE FORMAT, THE SUPPLEMENTAL DISCLOSURE DESCRIBED IN THE FIVE BULLET POINTS OF FAQ 8.
         B) RECONCILE, IN DISCLOSURE TYPE FORMAT, THE STATEMENT IN YOUR RESPONSE LETTER THAT THESE NON-GAAP MEASURES "BEST REPRESENTS THE BUSINESS PERFORMANCE OF THE COMPANY" GIVEN THAT THE STATEMENT SEEMS TO INFER THAT THIS MEASURE MAY BE MORE USEFUL THAN THE GAAP FINANCIAL INFORMATION.
         C) REGARDING YOUR SEGMENT INFORMATION TABLE ON PAGE 57, PLEASE JUSTIFY, UNDER ITEM 10(E) OF REGULATION S-K, YOUR USE OF THE NON-GAAP PERFORMANCE MEASURE "OPERATING LOSS EXCLUDING THE IMPAIRMENTS AND ABORTIVE TRANSACTION COSTS DESCRIBED ABOVE," REFER TO FAQ 20.

RESPONSE 1.

Impairments by their nature are non-recurring as restoration of a previously recognised impairment loss is generally prohibited under US GAAP. Although the Company did not anticipate recurring impairment charges, we do acknowledge that for two consecutive years, the Company incurred impairment charges on the investment in Vital Living. However, we have no objection to removing this measure from both the analysis of the Company's results and Segment Information. As in prior years, we will continue to include a discussion of these measures in our MD&A.

         SUPPLEMENTAL COMMENT 2.

         ITEM 17: FINANCIAL STATEMENTS, PAGE F-1
         CONSOLIDATED INCOME STATEMENT, PAGE F-2

         REFER TO YOUR RESPONSE TO COMMENT FOUR. WHILE WE ACKNOWLEDGE THAT PARAGRAPH 86 OF IAS 1 STATES THAT "WHEN ITEMS OF INCOME AND EXPENSE ARE MATERIAL, THEIR NATURE AND AMOUNT SHALL BE DISCLOSED SEPARATELY," PARAGRAPH 83 AND 84 IMPLY THAT SUCH DISCLOSURE SHOULD BE BY LINE ITEM ADDITIONS WITHIN THE "NORMAL" SUBTOTAL PRESENTATION NOT THE USE OF SUPPLEMENTAL COLUMNS. THE USE OF COLUMNS EXCLUDING "EXCEPTIONAL ITEMS" APPEARS TO PRESENT A NON-GAAP FINANCIAL PERFORMANCE MEASURE. TELL US, CITING SPECIFIC AUTHORITATIVE LITERATURE, HOW THIS PRESENTATION IS IN ACCORDANCE WITH IFRS.

SUPPLEMENTAL RESPONSE 2.

We note your supplemental comment and confirm that IAS 1, paragraph 83 states that "Additional line items headings and subtotals shall be presented on the face of the income statement when such presentation is relevant to an understanding of the entity's financial performance." Consistent with the practices of other UK IFRS FPI's the Company has interpreted this paragraph to include the use of columns. The issue of the columnar approach was also discussed by the AICPA International Practices Task Force in November 2003. At this meeting, the Task Force included the three column format as an example of how a UK company may present an income statement that segregates exceptional items from other costs with subtotals.

At this meeting, it was determined that if a UK company presents an income statement with a subtotal that excludes exceptional items using a columnar approach, it needs to describe the nature of the item and why it considers the item to be exceptional. The Company has made these additional disclosures in
Note 5 to the financial statements.

SkyePharma has continued to present a columnar approach in its 2006 IFRS financial statements released in the UK. However, in any future filings the Company will discontinue use of the columnar presentation.

         SUPPLEMENTAL COMMENT 3.

         27 SHARE CAPITAL, PAGE F-39

         REFER TO YOUR RESPONSE TO COMMENT FIVE. PLEASE PROVIDE TO US A REVISED DISCUSSION THAT CLARIFIES IN A MANNER SIMILAR TO WHAT YOU INCLUDED IN YOUR RESPONSE TO BE INCLUDED IN THE NOTES TO THE FUTURE FILINGS.

SUPPLEMENTAL RESPONSE 3.

A representative sample of the disclosure the Company would provide is set out in Appendix A to this letter, based on the disclosure in the 2005 Form 20-F. The Company plans to revise its disclosures in any future filings in accordance with Appendix A.

         SUPPLEMENTAL COMMENT 4.

         37 SUMMARY OF MATERIAL DIFFERENCES BETWEEN IFRS AND U.S. GAAP,
         PAGE F-52
         (1) BUSINESS COMBINATIONS, PAGE F-53
         (E) CONTINGENT CONSIDERATION RECORDED WITHIN SHAREHOLDERS' FUNDS, PAGE F-54

         REFER TO YOUR RESPONSE TO COMMENT SEVEN. PLEASE PROVIDE TO US A REVISED DISCUSSION THAT CLARIFIES IN A MANNER SIMILAR TO WHAT YOU INCLUDED IN YOUR RESPONSE TO BE INCLUDED IN THE NOTES TO THE FUTURE FILINGS.

SUPPLEMENTAL RESPONSE 4.

A representative sample of the disclosure the Company would provide is set out in Appendix B to this letter, based on the disclosure in the 2005 Form 20-F. The Company plans to revise its disclosures in any future filings in accordance with Appendix B.

         SUPPLEMENTAL COMMENT 5

         (8) REVENUE RECOGNITION, PAGE F-55

         REFER TO YOUR RESPONSE TO COMMENT EIGHT. PLEASE PROVIDE TO US A REVISED DISCUSSION THAT CLARIFIES IN A MANNER SIMILAR TO WHAT YOU INCLUDED IN YOUR RESPONSE TO BE INCLUDED IN THE NOTES TO THE FUTURE FILINGS.

SUPPLEMENTAL RESPONSE 5.

A representative sample of the disclosure the Company would provide is set out in Appendix C to this letter, based on the disclosure in the 2005 Form 20-F. The Company plans to revise its disclosures in any future filings in accordance with Appendix C.

The Company acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me, or Peter Grant, Chief Financial Officer, by fax at +44 (0)20 7491 3338, if you have any queries regarding this submission.


Yours sincerely,


/s/ FRANK CONDELLA
FRANK CONDELLA
CHIEF EXECUTIVE OFFICER


Copies to:

SECURITIES AND EXCHANGE COMMISSION
James Peklenk
Jim Atkinson

SKYEPHARMA PLC
Peter Grant

PRICEWATERHOUSECOOPERS LLP
Clifford Tompsett
Tom Quinn

      APPENDIX A: REPRESENTATIVE SAMPLE OF NOTE 27 BASED ON 2005 FORM 20-F

27  SHARE CAPITAL

----------------------------------------------------------------------------------------------------------------------
                                          DECEMBER 31,    DECEMBER 31,
                                                  2004            2005     DECEMBER 31,    DECEMBER 31,
                                             NUMBER OF       NUMBER OF             2004           2004
                                                SHARES          SHARES         (POUND)M       (POUND)M
----------------------------------------------------------------------------------------------------------------------
AUTHORIZED
Ordinary Shares of 10p each                  1,102,000       1,102,000            110.2          110.2
----------------------------------------------------------------------------------------------------------------------
                                              ORDINARY                                                          TOTAL
                                             SHARES OF         NOMINAL      DEFERRED 'B'       NOMINAL        NOMINAL
                                              10P EACH           VALUE     SHARES OF 10P         VALUE          VALUE
                                                NUMBER        (POUND)M       EACH NUMBER      (POUND)M       (POUND)M
----------------------------------------------------------------------------------------------------------------------
AT JANUARY 1, 2004                         618,669,940            61.9        12,000,000           1.2           63.1
Exercise of share options                      478,803               -                 -             -              -
Issue of shares to Research Development
  Foundation                                 3,250,000             0.3                 -             -            0.3
----------------------------------------------------------------------------------------------------------------------
AT JANUARY 1, 2005                         622,398,743            62.2        12,000,000           1.2           63.4
Rights issue                               125,627,357            12.6                 -             -           12.6
Acquisition of shares in Astralis            5,482,238             0.6                 -             -            0.6
Exercise of share options                      255,808               -                 -             -              -
----------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 2005                       753,764,146            75.4        12,000,000           1.2           76.6
----------------------------------------------------------------------------------------------------------------------

In 2005, the Company raised (pound)34.8 million net of expenses by issuing 125 million ordinary shares through the issuance of rights to current shareholders, other than certain overseas shareholders, allowing each existing shareholder the right to purchase one new ordinary share at a price of 30p per share for every five ordinary shares held. This price was at a discount to the market value of the shares at the date of announcement. Shareholders were given the choice of purchasing the additional shares or selling the rights to the shares to an underwriter that guaranteed all rights would be exercised. The new ordinary shares rank equally in all respects with the existing ordinary shares, including the rights to receive all dividends or distributions, declared, paid or made after issuance.

In addition in 2005, the Group also issued 5,482,238 Ordinary Shares to two former Astralis Directors to acquire 11,160,000 common shares in Astralis.

                      APPENDIX B: REPRESENTATIVE SAMPLE OF
               NOTE 37(1)(E), (2) AND (3) BASED ON 2005 FORM 20-F


(e) Contingent consideration recorded within shareholders' funds

Prior to the adoption of IFRS the Company had recorded, under UK GAAP, the issuance of deferred shares totalling (pound)22.6 million as contingent consideration in respect of the acquisition of Jago in 1996. At the time of acquisition, prior to the introduction of FRS 10, UK GAAP required goodwill to be recorded as a reduction to equity. While these amounts have been recorded gross within stockholders' equity, the net impact on stockholders' equity under UK GAAP was nil. Upon adoption of IFRS the Company applied the transition exemptions in accordance with IFRS 1 and these balances remained recorded as offsets within equity.

Under US GAAP neither contingent consideration nor the resultant goodwill is recorded until the resolution of the contingency and then only at the market value of the shares issued. As such, an adjustment is required to remove the goodwill that had been recorded as a reduction of equity at the time of the acquisition. This results in a reconciling item that increases equity under US GAAP.

(2) SHARES ISSUED RELATING TO CONTINGENT CONSIDERATION

As discussed in (1)(e) above, prior to the adoption of IFRS the Company had recorded, under UK GAAP, the issuance of deferred shares totalling (pound)22.6 million as contingent consideration in respect of the acquisition of Jago in 1996. At the time of acquisition, the UK GAAP net impact on stockholders' equity was nil. Upon adoption of IFRS the Company applied the transition exemptions in accordance with IFRS 1 and these balances remained recorded as offsets within equity.

Under US GAAP, contingent consideration is not recorded until the resolution of the contingency. As such, an adjustment is reflected in the stockholders' equity reconciliation to remove the effect of the increase discussed in (1)(e).

In 2000, (pound)11.3m of the contingency was resolved and half of the deferred shares were converted to ordinary equity. As a result, the UK GAAP equity was adjusted to reflect the reclassification from deferred to ordinary equity with no net impact on stockholders' equity under IFRS. In order to show the continued reclassification of amounts within equity under UK GAAP, the gross amounts of the original UK/IFRS goodwill and contingent consideration were maintained in the stockholders' equity reconciliation. For US GAAP the issuance of the deferred shares was recorded at the then market value of the shares and goodwill was increased accordingly. This adjustment is represented in the goodwill difference described in (1)(a).

(3) DEFERRED SHARES TO BE ISSUED

As discussed in (1)(e) above, prior to the adoption of IFRS the Company had recorded, under UK GAAP, the issuance of deferred shares as contingent consideration in respect of the acquisition of Jago in 1996. At the time of acquisition UK GAAP required goodwill to be recorded as a reduction to equity, thus the net impact on stockholders equity under UK GAAP was nil. Upon adoption of IFRS the Company applied the transition exemptions in accordance with IFRS 1 and these balances remained recorded as offsets within equity.

Under U.S. GAAP contingent consideration is not recorded until the resolution of the contingency. As a result, the remaining contingent consideration has not yet been recognized and is represented as an adjustment to reduce shareholders' funds.

     APPENDIX C: REPRESENTATIVE SAMPLE OF NOTE 37(8) BASED ON 2005 FORM 20-F

In May 2004, the Company entered into a number of concurrent agreements through which the Company granted certain licensing, marketing and distribution rights for a certain product. Prior to signing the arrangements, the Company had funded the development and FDA trial phases but had not received final FDA approval. The remaining effort to obtain approval was performed while under contract and approval was granted by the FDA on May 9, 2005. Additionally, the Company was also contracted to supply raw materials and the manufacturing of tablets related to the launch and subsequent retail sale of the product.

Under the agreements, the Company received payments at the initiation of the agreement and at the receipt of FDA approval. Further milestone payments were agreed upon the occurrence of each milestone event. To date no milestone events have occurred. The Company also agreed to reimburse certain commercialization expenses to be incurred by the contracting party up to a specified limit.

Under IFRS, the Company accounts for revenues in accordance with IAS 18 and assessed the arrangement as containing two components, a licensing component and a manufacturing component. The Company concluded that the substance of the arrangement was that, upon receiving FDA approval, the Company had performed the services under the licence agreement and should recognize the revenue to which they were entitled.

Under US GAAP, the Company assessed the separate concurrent contracts to determine the deliverables against the criteria in EITF 00-21 and which of the deliverables qualified as separate units of accounting. The Company determined that the license agreement was an accounting element as it had standalone value. The license provided by the Company was an exclusive, 15 year license in the United States to conduct a commercialization program and to use, offer, sell and distribute the product in specified strengths.

As part of the manufacturing agreement, the Company agreed to deliver free samples of the product for no specified charge to be used for the initial launch of the product and as free samples for distribution during the commercialization phase and marketing efforts over the first two years following FDA approval. Under EITF 00-21 the delivery of the free samples by the Company was treated consistently with the provision of the purchased product, with fair value attributed by reference to the agreed pricing for manufacture of the subsequent purchased product. At December 31, 2005, this resulted in a deferral of approximately (pound)3 million of revenue attributed to this unit of accounting under EITF 00-21.

Both the supply and manufacturing agreements were deemed to be at fair value and therefore consideration received and costs incurred as the product is delivered is recognized as revenue and cost of sales respectively.

The remainder of the residual consideration was allocated between the license agreement and the potentially payable contingent marketing contributions. Of the total residual, only a portion of the consideration was deemed fixed and determinable at December 31, 2005 because of the contingent nature of the marketing contributions to be made by the Company under the agreements.

The actual amount of "contingent marketing contributions" to be paid was not known at December 31, 2005 and although capped at a specific amount, payments are not due unless corresponding costs were incurred. To the extent that the cap on the expenses is not met by the contractually agreed date, the remaining deferred revenue would be deemed fixed and determinable and recognized as licensing revenue by the Company.

The portion of the commercialization expenses that are to be reimbursed were considered to be cash consideration paid and have been accounted for as a deferral of revenue at December 31, 2005. The Company considered that the marketing payments that are reimbursable should be deferred until paid and are reflected as consideration given by a vendor to a customer in accordance with EITF 01-09.